                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                             RALSTON PURINA COMPANY
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                             COMMON STOCK, $.41-2/3
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   751277-10-4
                         ------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this firm with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















                                Page 1 of 5 Pages


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CUSIP No. 751277 10 4                  13G                    Page 2 of 5 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Washington University
         I.R.S. Identification Number 43-065-3611

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a)     [ ]
                                                           (b)     [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         MISSOURI

NUMBER OF
                 5       SOLE VOTING POWER
SHARES                   0 shares

BENEFICIALLY     6       SHARED VOTING POWER
                         0 shares
OWNED BY
                 7       SOLE DISPOSITIVE POWER
EACH                     0 shares

REPORTING        8       SHARED DISPOSITIVE POWER
                         0 shares
PERSON WITH

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0 shares

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         0.0%

12       TYPE OF REPORTING PERSON*
         EP












                                Page 2 of 5 Pages

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CUSIP No. 751277 10 4                  13G                    Page 3 of 5 Pages

Item 1(a).       Name of Issuer:

                         Ralston Purina Company.

Item 1(b).       Name of Issuer's Principal Executive Offices:

                         Checkerboard Square
                         St. Louis, Missouri 63164

Item 2(a).       Name of Person Filing:

                         The Washington University.

Item 2(b).       Address of Principal Business Office:

                         Campus Box Number 1047
                         One Brookings Drive
                         St. Louis, Missouri 63130

Item 2(c).       Citizenship:

                         Incorporation as a Missouri not-for-profit corporation.

Item 2(d).       Title of Class of Securities:

                         Common Stock, $.41-2/3 par value.

Item 2(e).       CUSIP Number:

                         751277 10 4

Item 3.          The person filing is an Endowment Fund.

Item 4.          Ownership:

                         Not Applicable.

















                                Page 3 of 5 Pages

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CUSIP No. 751277 10 4                  13G                    Page 4 of 5 Pages

Item 5.          Ownership of Five Percent or Less of a Class:

                         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box [X].

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person:

                         Not Applicable.

Item 7. Identification and Classification of the Subsidiary which acquired the Security Being Reported On By the Parent Holding
                 Company:

                         Not Applicable.

Item 8.          Identification and Classification of Members of the Group:

                         Not Applicable.

Item 9.          Notice of Dissolution of Group:

                         Not Applicable.

Item 10.         Certification:

                         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

















                                Page 4 of 5 Pages

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CUSIP No. 751277 10 4                  13G                    Page 5 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 1994

Signature:   /S/ JERRY V. WOODHAM

Name/Title:  Jerry V. Woodham, Treasurer







































                                Page 5 of 5 Pages